Exhibit 99.1

PRESS RELEASE

REGULATED INFORMATION

Transparency Information

Leuven (BELGIUM) — July 28, 2017, 22:01h CET — TiGenix NV (Euronext Brussels and Nasdaq: TIG) publishes information in accordance with articles 15 and 18 of the Belgian Law of May 2, 2007 regarding the publication of major holdings in issuers whose securities are admitted to trading on a regulated market and including various provisions (the Law) and the Royal Decree of February 14, 2008 regarding the publication of major holdings.

Following the issuance of 6,538,329 new shares on July 25, 2017 resulting from the completion of the contribution in kind by Genetrix S.L. of its right to receive the EUR 5 million milestone payment as announced on June 12, 2017, the transparency data have changed as follows (status on July 25, 2017):

•                  Information to be published in accordance with Article 15, §1, al. 1 of the Law

Total of the registered capital:	EUR	26,649,469.40

Total number of securities conferring voting rights:	266,494,694

Total number of voting rights (denominator):	266,494,694

•                  Information to be published in accordance with Article 15, §1, al. 2 of the Law

Total number of rights (materialized or not in financial instruments) to subscribe to yet unissued financial instruments that are treated as securities conferring voting rights: 14,838,081 granted and outstanding warrants which, in case they are all exercised, give rise to a total number of 14,838,081 voting rights.

Total number of bonds convertible into securities conferring voting rights: 250 bonds which, in case they are all converted at the current conversion price of EUR 0.8983 per share, give rise to a total number of 27,830,346 voting rights.

TiGenix NV has not issued any other rights to subscribe to securities conferring voting rights or any securities without voting rights.

•                  Information to be published in accordance with Article 18, §1 of the Law

Each physical or legal person acquiring or transferring TiGenix’ shares is required to notify the Belgian Financial Services and Markets Authority (FSMA) and TiGenix NV each time their shareholding crosses a threshold of three percent (3%) of the total number of voting securities (the denominator) (upwards or downwards). Such notification is also required when the threshold of five percent (5%) or a multiple of five percent (5%) is crossed.

Complete information regarding this requirement can be found in Article 14 of the articles of association of TiGenix NV.

Notifications must be submitted to both the FSMA and TiGenix NV.

To the FSMA:

•                  by e-mail: trp.fin@fsma.be, and

•                  a signed copy (for reasons of legal certainty) by fax: +32 2 220 59 12

A copy of the notification must also be sent to TiGenix NV for the attention of Claudia D’Augusta, CFO:

•                  by e-mail: investor@tigenix.com, and

•                  a signed copy (for reasons of legal certainty) by fax: +32 16 39 79 70

For submitting the notifications, the FSMA recommends to use its standard form TR-1BE that is available on the FSMA website (https://www.fsma.be/en/node/7121) or can be requested by e-mail with TiGenix NV: investor@tigenix.com.

Detailed information regarding the transparency legislation can be found on the website of the FSMA.

For more information

TiGenix

Claudia D’Augusta

Chief Financial Officer

T: +34 91 804 92 64

claudia.daugusta@tigenix.com

About TiGenix

TiGenix NV (Euronext Brussels and NASDAQ: TIG) is an advanced biopharmaceutical company developing novel therapies for serious medical conditions by exploiting the anti-inflammatory properties of allogeneic, or donor-derived, expanded stem cells.

TiGenix´ lead product, Cx601, has successfully completed a European Phase III clinical trial for the treatment of complex perianal fistulas - a severe, debilitating complication of Crohn’s disease. Cx601 has been filed for regulatory approval in Europe and a global Phase III trial intended to support a future U.S. Biologic License Application (BLA) started in 2017. TiGenix has entered into a licensing agreement with Takeda, a global pharmaceutical company active in gastroenterology, under which Takeda acquired the exclusive right to develop and commercialize Cx601 for complex perianal fistulas outside the U.S. TiGenix’ second adipose-derived product, Cx611, is undergoing a Phase I/II trial in severe sepsis — a major cause of mortality in the developed world. Finally, AlloCSC-01, targeting acute ischemic heart disease, has demonstrated positive results in a Phase I/II trial in acute myocardial infarction (AMI). TiGenix is headquartered in Leuven (Belgium) and has operations in Madrid (Spain). For more information, please visit http://www.tigenix.com.